News Release

Sun Life announces Annual Meetings of shareholders and voting policyholders and availability of 2023 Annual Report, 2024 Management Information Circular and 2024 Information for Voting Policyholders' Booklet

TORONTO, ON – March 26, 2024 - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") today announced that its Annual Meeting of shareholders and the Annual Meeting of voting policyholders of Sun Life Assurance Company of Canada scheduled for Thursday, May 9, 2024 will be held both via live webcast online and in person. The Company also announced that its 2023 Annual Report and its Notice of Annual Meeting and Management Information Circular for the 2024 annual meeting are now available.

Annual Meetings of Shareholders and Voting Policyholders
Shareholders and voting policyholders will have the opportunity to attend the meeting in person, at the address set out below, or virtually from any location. They will have the opportunity to ask questions and vote on a number of important matters regardless of whether they attend the meeting in person or virtually.

Shareholders and voting policyholders are advised to periodically check the Annual Meetings page on sunlife.com in advance of the meeting for updated information.

Date:	Thursday, May 9, 2024
Time:	5 p.m. (Toronto time)
Virtually:	https://web.lumiagm.com/477258212 Password: sunlife2024 (case sensitive)
In Person:	1 York Street, 35th floor Toronto, Ontario

For detailed instructions on how to join the webcast and vote at the virtual meeting, shareholders should refer to the 2024 Management Information Circular and voting policyholders should refer to the 2024 Information for Voting Policyholders' Booklet and their proxy form or voting instruction form.

Shareholders and voting policyholders are **encouraged to vote in advance** by one of the methods described in the 2024 Management Information Circular or 2024 Information for Voting Policyholders' Booklet, as applicable, by Tuesday, May 7, 2024 at 5 p.m. (Toronto time).

If you have any questions, please call our transfer agent, TSX Trust Company at the following numbers:

Canada and the United States:	1-877-224-1760
United Kingdom, Republic of Ireland, Channel Islands and Isle of Man:	+ 44 (0) 345-602-1587
Philippines:	632-5318-8567 (Metro Manila) 1-800-1-888-2422 (Provinces)

Hong Kong:	852-2862-8555
Other countries:	1-416-682-3865

At the conclusion of the Annual Meeting, Barbara G. Stymiest, CM, FCPA, Corporate Director will retire from the Board of Directors.

Meeting Materials
The meeting materials for Sun Life Financial Inc. have been filed with the Canadian securities regulators and the United States Securities and Exchange Commission. Distribution to shareholders began today and materials can also be accessed electronically on:
SEDAR+ at **https://www.sedarplus.ca**
EDGAR at **https://www.sec.gov/edgar.shtml**
Our transfer agent's website at **www.meetingdocuments.com/TSXT/slf**
Our website at **www.sunlife.com/2024agm** and **www.sunlife.com/AnnualReport**

Shareholders may obtain printed copies of the audited annual financial statements free of charge by contacting the Company through its website.

The meeting materials for Sun Life Assurance Company of Canada will begin to be distributed to voting policyholders on April 2, 2024 and can be accessed electronically from April 2, 2024 on:
Our transfer agent's website at **https://www.meetingdocuments.com/TSXT/sla/**
Our website at **www.sunlife.com/2024agm.**

2023 Annual Report
The 2023 Annual Report includes the Company's management's discussion and analysis, consolidated financial statements, earnings by business group and other Company information.

As part of our commitment of showcasing diverse voices in our community, our 2023 Annual Report proudly features "Golden Season," by Thanh Chuong. Chuong is a distinguished Vietnamese artist renowned for his fusion of modern art's simplicity and the cultural richness of Vietnamese traditions. His artwork encapsulates a serene moment in the Vietnamese countryside, a reminder of the importance of big and small moments in our lives and the impact we can have on each other and our communities.

2023 Sustainability Report
The Company's 2023 Sustainability Report and Public Accountability Statement were also released today and can be accessed at **www.sunlife.com/Sustainability**.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2023, Sun Life had total assets under management of $1.40 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:
Krista Wilson
Director
Corporate Communications
T. 226-751-2391
krista.wilson@sunlife.com

Investor Relations Contact:
David Garg
Senior Vice-President, Capital
Management and Investor Relations
T. 416-408-8649
david.garg@sunlife.com